Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-235323

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Secondary Share

Offering and Share Repurchase

DUBLIN – December 2, 2019 - AerCap Holdings N.V. (“AerCap” or the “Company”) (NYSE: AER) today announced that Waha AC Coöperatief U.A. (“Waha”), a wholly owned subsidiary of Waha Capital PJSC (“Waha Capital”), and Avia Holding Limited, a wholly owned subsidiary of Waha Capital (“Avia” and, together with Waha, the “Selling Shareholders”), are offering 4,000,000 AerCap ordinary shares through an underwritten public offering (the “Secondary Offering”). AerCap will not receive any proceeds from the sale of the ordinary shares offered.

AerCap has been advised by the Selling Shareholders that, contemporaneous with the Secondary Offering, Avia is terminating its existing funded collar transactions with Deutsche Bank AG, London Branch; Nomura International plc; and Citibank N.A., London Branch (the “Collar Counterparties”) relating to AerCap ordinary shares (such terminations, the “Terminations”) and that the Secondary Offering and the Terminations are conditioned on each other. In connection with the Termination, AerCap has been advised that the Collar Counterparties will deliver a number of ordinary shares to Avia, all of which are being sold in this offering and the Share Repurchase described below, and Avia will make certain cash payments to the Collar Counterparties. AerCap has been advised by the Collar Counterparties that they do not expect to engage in any market activity in connection with the Termination or the unwind of any of their related hedge positions.

In addition, AerCap today announced that it has entered into an agreement with the Selling Shareholders and Waha Capital (the “Repurchase Agreement”) to repurchase from Avia up to 2,427,790 AerCap ordinary shares at a price per share equal to the price per share being paid by the underwriter to the Selling Shareholders in the Secondary Offering, subject to certain terms and conditions (the “Share Repurchase”). The Company intends to fund the Share Repurchase, which will be consummated pursuant to AerCap’s current share repurchase programs, with cash on hand. The closing of the Share Repurchase is contingent on the closing of the Secondary Offering and other customary conditions. The Company expects the closing of the Share Repurchase to occur substantially concurrently with the closing of the Secondary Offering. The closing of the Secondary Offering is not contingent on the closing of the Share Repurchase.

Effective upon the sale of any ordinary shares in the Secondary offering, Salem Al Noaimi and Homaid Al Shimmari will resign from AerCap’s board of directors and the Selling Shareholders and Waha Capital will no longer have the right to nominate any designees to AerCap’s board of directors.

AerCap has been informed by the Selling Shareholders that, after the closing of the Secondary Offering and the Share Repurchase, the Selling Shareholders will no longer beneficially own any AerCap ordinary shares.

Citigroup is acting as the sole underwriter for the Secondary Offering. Citigroup proposes to offer the ordinary shares from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on The New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

www.aercap.com

Press Release
For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Vice President Corporate Communications gculhane@aercap.com; +353 1 636 0945

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on December 2, 2019. Before investing, investors should read the accompanying prospectus dated December 2, 2019 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The accompanying prospectus relating to the offering may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s ordinary shares or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aircraft leasing with 1,360 aircraft owned, managed or on order and $43.5 billion of total assets as of September 30, 2019. AerCap has one of the most attractive order books in the industry. AerCap serves approximately 200 customers in approximately 80 countries with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Dublin with offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.

65 St. Stephen’s Green, Dublin D02 YX20, Ireland

www.aercap.com